Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
Final Transcript
Final Transcript
Conference Call Transcript SEBL — Siebel CustomerWorld 2005 Keynote Addresses Event Date/Time: Oct. 17. 2005 / 5:30AM PT Event Duration: N/A

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Final Transcript
CORPORATE PARTICIPANTS
Patty Azzarello
Siebel Systems, Inc. — Senior Vice President and Chief Marketing Officer
George Shaheen
Siebel Systems, Inc. — CEO
Larry Ellison (Pre-Recorded Video)
Oracle Corporation — CEO
PRESENTATION

Operator
The transaction is subject to regulatory and other approvals. In the EU this transaction will be subject to regularity clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable EU directives and their implementation in individual member states. This document may deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the merger transaction a registration statement on Form S-4 will be filed by Oracle with the SEC.
Stockholders of Siebel are encouraged to read this registration statement and any other relevant documents filed with the SEC including the statement that will be part of the registration statement because they will contain important information about the proposed business combination. The final proxy statements prospectus will be mailed to stockholders of Siebel investors and security holders will be able to obtain the documents free of charge at the SEC website; from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention, Investor Relations; or from Siebel Systems, Incorporated 2207 Bridgepointe Parkway, San Mateo, California 94404.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in facilitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available, Oracle’s proxy statement for its 2005 annual meeting of shareholders which was filed with the SEC on August 30, 2005. And information regarding Siebel’s directors and executive officers is available on Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005.
Additional information regarding in the interest of such potential participants will be included in the proxy statement prospectus and other relevant documents filed with the SEC when they become available. This document includes forward looking statements within the meaning of the Safe Harbor provisions on the United States Private Securities Legislation Reform Act of 1995. Words such as expect and estimate, project, budget forecast, anticipate, intend, plan, may, will, could, should, believes, predicts, potential, continue and similar expressions are intended to identify such forward looking statements.
Forward looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will appreciate to Siebel’s results, future expectations concerning available cash and cash equivalents. Siebel expectations with respect to future stock purchase following the merger, including timing and amount of purchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from the results expressed or implied by this document.
Such risk factors include among others, difficulties encountered in the integrating merged business, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of Siebel, the satisfaction of closing conditions to the transaction including a receipt of regulatory approvals, where the certain markets segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and to the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward looking statements in this document.
Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this document. All forward looking statements are qualified in entirety by the cautionary statement.

Patty Azzarello — Siebel Systems, Inc. — Senior Vice President and Chief Marketing Officer

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Final Transcript
Good morning, everyone. It is a real pleasure for me to welcome you to Boston to our CustomerWorld Event. Boston is really a very wonderful city and I hope that you enjoy your time here in Boston and at CustomerWorld. I walk out onto these stages and I always feel like it is a shame that our view for each of you can’t stand here and see what I see, because it is quite impressive. You are in very good company here at CustomerWorld. And the room continues to fill up here.
We have customers here from across the world and also this event has been growing and the attendance by customers at this event is more than 13% of what it was last year. So, I am really quite honored to be able to host this event and welcome you to CustomerWorld. You may have noticed that this past year, we chose to change the name of this event and we are calling it CustomerWorld instead of User Week. And we did this really intentionally and part of it was to say thank you to our customers, and to really reinforce the fact that this is about you.
This event is about giving you an opportunity to learn from your peers, interact with your peers, and that was some of the feedback that you have given us in the past is that that is what you valued most about coming to events like this. So, we have put together over 100 sessions that are lead by customers and you should have a lot of opportunity to really have networking and peer discussions and share best practices and questions, and I think you will find that very, very valuable.
So, if there is one thing that I want to say and really emphasize it is thank you. Thank you for coming to CustomerWorld. Thank you for your business. Thank you for your continued support. And together we will make this event very exciting and very valuable. I also wanted to just take a moment to thank your platinum sponsors, these sponsors Hewlett Packard, Deloitte, Microsoft, and IBM are in big part made this event possible. So, you have plenty of opportunity to enjoy this event, and the many things that have been brought to you by these platinum sponsors.
So, without further ado, I would like to kick off our first morning, we have three very exciting keynotes this morning and the first one is from our Chief Executive Officer at Siebel, Mr. George Shaheen. A little bit about George, George has been with Siebel for over 10 years, serving on the Board of Directors of Siebel. From 1989 to 1999, he was Managing Partner and CEO of Anderson Consulting now Accenture, and under his leadership, Accenture achieved very extraordinary results, growing from $1 billion in revenue to over $9 billion in revenue. From 1999 until 2001, George served as President and CEO and is a Member of the Board of Webvan Group. Ladies and gentlemen, please join me in welcoming Mr. George Shaheen.

George Shaheen — Siebel Systems, Inc. — CEO
Thank you, Patty and good morning to all of you and welcome to Boston and Siebel’s CustomerWorld. We are delighted to have you and we are excited to be with you. We have a lot to talk about. We actually have been working on some products; we think you are going to have a lot of interest in. So, I’m looking forward to a great week and I hope you are as well. This week we are dedicating to be all about the customers, surprise, surprise. But the customer is who we focus on. You as our customers, we are interested in what you have to say and I’m sure as you return back to your work, you have this a lot with your customers that you will want deal with as well.
We have a common passion in this room, we really do. And that passion centers around the customer. As a company, we were founded on the same belief that the customer is king. And I think more and more today, we understand the implementation of that phraseology, that the customer is king. Everyone at Siebel is well aware that customer information and customer relationships hold the keys to business success. Now, you can define business success in a lot of different ways, I think very simply it is about growing revenue and it is gaining competitive advantage.
And today, it is an enterprise, is going to grow its revenue, and gain a competitive advantage. What one does with their customer makes all the difference in the world. And you are going to hear more and more about that this week, and you are going to hear about new solutions that we have been working on to make that realization occur. Since we were founded as a company about 12 years ago, we have invested over $2 billion in research and development. I remember sitting in the early days on the board at Siebel, wondering where all this money was going as we were in the embryonic stages of developing our products.
And today, the result of that $2 billion investment, if you will, has resulted in the most complete and robust cereal of offering anywhere, clearly the market leader. We have partnered with companies of all sizes to deliver a steady stream of innovation. Whether it be sales force automation, marketing automation, multi-channel CRM, industry specific CRM, CRM analytics what have you. Our investment has always gone into making the product better, to making the product depth wider, to making the product deeper in personality and capability.
We have - - all have one goal and that is solving your complex customer facing challenges to deliver business value. That is really what we are all about. And as we work hard to step up to that challenge and deliver on it, we think we serve you a whole lot better. A key to growth is to find

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Final Transcript
new and innovative ways to offer real value to your customers. That is the real key going forward. So we are not resting on our laurels, we think we have an impeccable history of stepping up to that challenge, but we are not going to rest on our past.
This week, you are going to hear a lot about what we have been working on, what we have been up to. Because we realize that the requirements of all of you continue to advance, and we think what we have to talk to you about as it relates to the customer you are going to find interesting, fascinating and hopefully extremely beneficial to yourselves. Today, I’m proud to say that Siebel has more than 3.7 million deployed users around the globe. What that means, that every day, 3.7 million knowledge workers sit in front of a desktop and utilize Siebel technology. That is awesome.
That is far more than our nearest competitor, far more. Our commitment to sustain this great market leadership is what we are all about. We realize we are the market leader, we have worked hard to earn it and we know we are going to have to work even harder in the future to continue to grow our leadership position.
In the days not so far past, business people looked at growing profitability through product innovation, improved operational efficiency and effectiveness. And that is all well and good, for those of us who continue to run our business by focusing on product innovation and cost reduction in our operating efficiencies that has served us well in the past. And to be quite frank, will service well into the future. But that is not enough. Today, going forward that is not enough. It is not a sustainable advantage to just focus on product innovation and operating efficiencies. It doesn’t provide enough of a barrier to the competition.
So, I think business people around the world are asking, what do we do? What do we think about? What do we focus on? Well, our advice to you as the business leaders around the world, it’s all about the customer. It is getting more from your customers, it’s understanding what they want. It’s putting your operations together in such a way that you serve them better, keeping them longer, serving them more effectively. And there has been some recent research that has come out that supports what I call the Siebel big picture thinking.
For example, Clay Christensen a Harvard Professor, in his book, “Innovator’s Solution” comments, that real growth comes from innovation that dramatically satisfies customer needs. Real growth comes form innovation that dramatically satisfies customer needs. Customer’s who innovate in this way, are 6 times more likely to achieve their growth goals. Now, we could argue about the 6 times, but I don’t think it surprises any of us, that those companies who really innovate by focusing on their customers do dramatically better.
This complex company you may have heard of — Accenture did some work on their own. They have identified that 40% of the difference in revenue growth and 38% of the difference in shareholder value, was directly attributed to a company’s ability to enhance customer loyalty. I think the old saying goes, it is much easier to sell to an existing customer than it is to attract a new one. Customer loyalty, how well you serve that customer, your success in keeping that customer in your customer list is a very powerful business dynamic.
IBM did some work in this area; their research says that customer relationships delivered 2 times the financial impact of product innovation and 3 times the financial impact of cost reduction programs. These are powerful numbers. It is a clear that a customer centered approach pays off in a big way. But you as Siebel customers knew this already that is why you are here. That is why in your companies you lead these types of programs, you foster these types of investment and you insist from us to get a return on that investment. What we are finding, is that companies around the world are focusing on new and innovative ways to serve their customers.
Ingersoll-Rand, what they want to do is present a single face to their customers. And they know that is very challenging and Ingersoll-Rand is made up of a number of varieties of brands. They have run Siebel in a hosted as well as an on premise environment and they utilize Siebel’s Business Analytics. Their goal, their desire is to create an ability to interact with customers as a single entity across the enterprise. And since they have under taken this program, they have seen a 16 fold increase in cross-selling, resulting in a positive pick up of revenue of $6.2 million in just 2 years of the program being in existence.
Cisco Systems, we all know Cisco, a very high-tech company, very much in front of the vanguard of technology in Silicon Valley; has done a number of mergers and acquisitions over the years. And they have data that has locked in a number of disparate systems. What they are using, Siebel Business Analytics to make data from multiple systems more accessible. Today, their real-time decision making uses Siebel in an interactive and user friendly dashboards built from multiple data sources. This gives them smart, faster, and smarter decision making and most importantly, it allows them to cross correct. They know when things are going as well as they should and they are able to address it sooner than later.

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Final Transcript
Verizon. Verizon has worked hard in developing an industry leading customer loyalty program, utilizing Siebel’s self service technology. This has lowered the number of service calls they get and of course, as well, the associated costs. Today, they boast that they have the lowest churn rate in the industry at 1.3%. While at the same time they have added 6.3 million new customers, since the introduction of their self service portal.
So, when you look at this, this isn’t only for the private sector. The United States Citizenship of Immigration Service, which is part of the Department of Homeland Security, handles more than 6 million cases annually. And heretofore they’ve used archaic paper based processes, which results in a lack of visibility into the information they need and they need to deal with. Today, they are using up to date case management information technology leveraged by trained customer service representatives, based on Siebel technology. This has reduced their call time by 25%, and increased their customer satisfaction by over 6%. That’s big numbers in a big department doing a lot of hard work.
Well, when you look at the past a lot has happened in the 12 years since Siebel was founded. The CRM space has been defined; many companies around the world have invested in the technology and are using it today. But what is next? What is the next phase of CRM, where is it going? What we realize from where we sit in the leadership position, we should be telling you where it is going, and we need to be sharing with you the solutions we are going to provide you with as you continue to refine and advance your customer relationship thinking.
From our vantage point, there is a whole new generation of CRM solutions on the horizon. And we are pleased to say we are going to bring them to you. We call these solutions, customer adaptive solutions and you are going to hear a lot about customer adaptive solutions this week in Boston. The actual end-game changes big time, to become truly a customer centric enterprise. Our new customer adaptive solutions will increase the breadth and depth of our product line, there is more coming your way.
We are going to deliver on the promise, that one can leverage one customer to increase business advantage. That is what we owe you as you make investments in our product. Bruce Cleveland is going to be following me on this stage, and he is going to spend a lot of time beginning to talk you through, more and more about what is involved in customer adaptive solutions and what we are doing about it. I think you are going to find it interesting.
But in Siebel’s evolution, we have a new player in our midst, as many of you know; Oracle Corporation has put an offer in to buy our company to become part of the company. Oracle is committed, clearly committed, to making Siebel technology the centerpiece of its future COO offering, and I would like to have Larry Ellison say a few words to us. So, Larry?

Larry Ellison — Oracle Corporation — CEO (Pre-Recorded Video)
Hi, my name is Larry Ellison and I would like to welcome you here in Boston to Siebel CustomerWorld. We at Oracle are very excited about the combination of Siebel CRM and Oracle Applications. Siebel who has been the pioneer of its CRM, studying 10 years developing the world’s best CRM applications. Those applications will be the foundation for Oracle CRM going forward. We are very excited about what Siebel has done with SOA on their next generation of applications, and that ducktails beautifully and to support Oracle’s plan for Fusion.
So, again, I know there are probably 4,000 customers and partners that are represented here, it should be a great week in Boston and looking forward to you joining the Oracle family in the near future. Thank you very much.

George Shaheen — Siebel Systems, Inc. — CEO
Thank you, Larry. You’ve got to love that dress code. We are going to love it. Teach an old dog some new tricks here. But anyway, as Larry pointed out Siebel does and is recognized for delivering best in breed, best in cost CRM applications and is clearly ahead of the market in service oriented architecture product. And you are going to hear a lot about our SOA product, our SOA platform, and once again, our investment in these new technologies will play to your benefit we are sure. Clearly, I believe that this merger will make both of our companies even stronger in the marketplace, it has to.
If you look at these 2 companies together on a combined basis, in the last 3 years alone, these combined companies have invested over $4.7 billion in technology. Resulting in a combined basis since their founding, holding over 3,900 patents. The future, the future of this combined entity is to present to our customers, seamless continuity in everything we do, to make it easier to do business with us, to make sure our solutions integrate so that you, our customers and the users of this technology can get more out of it, faster, better and cheaper.
Our real goal is to deliver real business value to you. That is what you require, that is what you insist upon and that is what we must deliver. As you, our customer, are the focus of all of our efforts, we have committed, totally committed to providing you the solutions for your customers to

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Final Transcript
be the focus of all your efforts. If we both can step up to that, this is a win-win game. Both Siebel and Oracle have been pioneers at the forefront of technology leadership. I don’t see any denying that. Each has had a reputation of innovating on behalf of their customers. I think that is a common gene pool set, if you will, of both companies - the combination to produce more innovation and technology leadership to continue to provide you, our customer, the business advantage.
I want to conclude by thanking all of you for coming to Boston to share your week with us. I think you are going to find it interesting. I think you are going to find in informative, we are going to have some fun, and we are going to walk away this week a lot better off for having been here. Just remember one thing; we are all here because it is all about the customer. Thank you and have a good week.

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Final Transcript
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

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